Exhibit 1.2

For Immediate Release ▶ ▶ ▶	For More Information ▶ ▶ ▶
Nov. 9, 2004	Lauren Ceradini Articulate Communications Inc. 212.255.0080, ext. 18 lceradini@articulatepr.com

Poultry Processor Amick Farms Adds ERP Solution from Ross Systems to its Recipe for Operational and Regulatory Success

iRenaissance Streamlines Core Business Processes to Improve Productivity, Inventory Accuracy
and Compliance with Food Safety Requirements

ATLANTA — Nov. 9, 2004 — Offering industry-specific expertise and unmatched technology, Ross Systems, Inc. (“Ross”) a leading provider of enterprise software solutions for manufacturers, today announced that Amick Farms has selected Ross’ iRenaissance suite to more effectively manage its growing business. Serving as the poultry processor’s operational system of record, iRenaissance will help Amick Farms improve forecasting, inventory control and production processes to drive cost savings and efficiencies throughout the supply chain, while facilitating compliance with critical food safety requirements.

Family owned and operated since 1949, South Carolina-based Amick Farms is a fully integrated production and processing facility that sells fresh chicken parts to retailers and food service organizations across the United States. Key to the company’s success is the ability to move quickly with the market — and demand for its products has never been higher, in large part due to the trend toward low-fat, low-carbohydrate diets popular with American consumers.

“In search of a way to improve productivity, control costs and protect the Amick Farms brand, we turned to Ross’ iRenaissance to help meet our needs of today and prepare for the opportunities of tomorrow,” said Fred West, vice president of human resources and corporate communications for Amick Farms. “In partnership with Ross, we will transition from managing operations with several disparate tools to standardizing those core processes on one platform, iRenaissance.”

Some of the business issues that Amick Farms plans to address with iRenaissance include eliminating inventory shortages and catch-weight errors, supporting pricing and promotion incentives and increasing plant-floor visibility. In addition, Amick Farms selected iRenaissance to improve bi-directional lot trace and record-keeping capabilities, facilitating compliance with food safety regulations and the recall process, should it be necessary.

Global Headquarters ▶ Ross Systems, Inc. ▶ Two Concourse Parkway, Suite 800 ▶ Atlanta, GA 30328 ▶ USA
www.rossinc.com ▶ +1 770.351.9600

“As one of the most highly regulated and competitive industries, it is critical for meat and poultry processors to keep an eye on the bottom line while ensuring the integrity of their brands with complete control over quality and inventory,” said Rick Marquardt, president of North American Operations for Ross. “Understanding these requirements and the challenges specific to companies like Amick Farms, iRenaissance is designed specifically to help food processors achieve their compliance, customer satisfaction, efficiency and profitability objectives.

About Amick Farms
Amick Farms is a privately held company owned by the Amick family for over 61 years. The company’s main facility is located in Batesburg-Leesville, South Carolina. Currently employing over 1300 associates, the company is a vertically integrated processor for chicken products sold across the United States and worldwide. Clients include further processors, foodservice and retail customers.

Quality, integrity and service are the key principles valued at Amick Farms. The high standards Amick Farms sets are achieved by utilizing a systems of “Comprehensive Integration” that allows Amick Farms to actively manage every step of the production process, from the egg to the final product delivered to the customer.

About Ross Systems
Ross Systems, a software unit of chinadotcom corporation (NASDAQ: CHINA), delivers innovative software solutions that help manufacturers worldwide fulfill their business growth objectives through increased operational efficiencies, improved profitability, strengthened customer relationships and streamlined regulatory compliance. Focused on the food and beverage, life sciences, chemicals, metals and natural products industries and implemented by more than 1,200 customer companies worldwide, the company’s family of Internet-architected solutions is a comprehensive, modular suite that spans the enterprise, from manufacturing, financials and supply chain management to customer relationship management, performance management and regulatory compliance. For more information, visit www.rossinc.com.

About chinadotcom corporation
chinadotcom corporation (NASDAQ: CHINA; Website: www.corp.china.com) is a leading integrated enterprise software and mobile applications company in China and internationally. The company has over 1,600 employees with operations in over 14 countries.

For more information about chinadotcom corporation, please visit the website http://www.corp.china.com.

Forward Looking Statements
This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. These statements are based on management’s current expectations and are subject to risks and uncertainties and changes in circumstances. Factors that could cause actual results to differ materially from those anticipated in the forward looking statements include, quarterly fluctuation of software product license revenue, weakening of customer demand for enterprise systems, maintenance of a minimal backlog, and uncertainty of demand for new product offerings. Further information on risks or other factors is detailed in filings or submissions with the United States Securities and Exchange Commission made by our parent, chinadotcom corporation, including its Annual Report for the year ended December 31, 2003 on Form 20-F/A filed on July 8, 2004. All forward-looking statements included in this press release are based upon information available to management as of the date of the press release, and you are cautioned not to place undue reliance on any forward looking statements which speak only as of the date of this press release. The company assumes no obligation to update or alter the forward looking statements whether as a result of new information, future events or otherwise.

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